SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicateby check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Pointer Telocation Signs with Dutton Associates to Initiate Independent Research Coverage

Givatayim, Israel - December 7th, 2006. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR), a leading provider of services to insurance companies and car owners, including road-side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, signed with the US-based independent research firm, Dutton Associates, to initiate research coverage.

Management at Pointer believes that independent research coverage of the company is important to increase Pointer’s transparency and to enable investors to have a better and more comprehensive view of the Company’s business model and growth potential.

Yossi Ben Shalom, the Company’s Chairman said: “Following the increasing interest in Pointer Telocation shares in many capital markets, as well as our steps toward dual listing in the Tel Aviv Stock Exchange and management’s commitment to the investment community, we are seeking as many tools as possible to increase our shareholders confidence and independent valuation. We chose to work with Dutton Associates because of their strong professional reputation in the investment community.”

About Pointer Telocation:
Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

About J.M. Dutton & Associates:
Dutton Associates is one of the largest independent investment research firms in the U.S. Its 31 senior analysts are primarily CFAs, have expertise in many industries. Dutton Associates provides continuing analyst coverage of over 140 enrolled companies based in North America, Europe, and China. Outside North America, it has offices in London, Spain, Israel, and Hong Kong. Its research, estimates, and ratings are carried in all the major databases serving institutions and online investors, and its research is available from its website (www.jmdutton.com), as well as from leading institutional services including Bloomberg, First Call, JCF, Zacks, Reuters, and Knobias.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel: 972-3-572 3111	Tel: 972-3-611 4466
E-mail: ronens@pointer.com	E-mail: yael@commitment-IR.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: December 11, 2006